

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

Mail Stop 4561

February 12, 2010

Scott Hughes, CEO
MIB Digital, Inc.
2670 Towne Village Dr.
Duluth, GA 30097

>   **Re: MIB Digital, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed January 29, 2010**
>   **File No. 333-163172**

Dear Mr. Hughes:

We have reviewed the above-captioned filing, and your response letter dated January 28, 2010, and have the following comments. Unless otherwise noted, where prior comments are referenced, they refer to our letter dated January 20, 2010.

Front Cover Page of Registration Statement

1.   We note your response to prior comment 1. As previously requested in comment 1 of our letters dated December 15, 2009 and January 20, 2010, please check the appropriate box on the front cover page of the registration statement indicating that your offering is on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933.

Summary Information About MIB Digital, Inc., page 4

2.   We note your response to prior comment 5. As previously requested, please revise your disclosure in the "Summary Information About MIB Digital, Inc." section to clarify that you plan to focus entirely on NCAA content.

Risk Factors, page 6

"Industry Competition," page 13

3.   We note your response to prior comment 6 and we reissue the comment in part. The subheading "Industry Competition" does not adequately describe the risk factor. Please revise the subheading to briefly and concisely explain the specific risk posed by the competition you face.

Dilution of the Price You Pay For Your Shares, page 17

4.   We note your response to prior comment 8. Please provide tabular disclosure regarding the dilution per share if less than all of the shares of common stock registered in the offering are sold. Refer to the existing tabular disclosure that contemplates the sale of all offered shares as an example.

Business, page 20

5.   Please add disclosure to this section consistent with the disclosure you added to the "Summary Information About MIB Digital, Inc." section in response to prior comment 4.

6.   We note your response to prior comment 9 and reissue our prior comment. It is the Staff's view that the general sports discussion provided is not relevant to your business as you have defined it and should be removed. Please limit your discussion in this section to a narrowly-focused description of your proposed business niche (i.e., streaming NCAA sports content to computers and mobile devices), and delete statements that relate generally to a broad discussion of sports and advertising in the United States.

7.   We note your response to prior comment 10. The following statistics and statements on pages 21 through 23 do not appear relevant to your proposed business, which you have described as streaming NCAA sports content to computers and mobile devices, and should be deleted:

- To business people, sports provide a lucrative and continually growing marketplace worthy of immense investments.
- Advertising dollars spent in the U.S. was $285.1 billion in 2008, according to experts at Universal McCann, an Interpublic company (www.universalmccann.com). This includes national advertising, which was estimated at $193.0 billion, with the balance being local advertising via TV and local newspapers.
- CBS, the network carrying the games, earned $643 million from these games in 2008, up 23.8% from 2007.
- eMarketer projects that the online share of ad dollars will continue to grow, rising from nearly 10% this year to slightly more than 15% in 2013.
- In light of the heightened activity and interest, eMarketer also forecasts that advertisers will spend $3.3 billion on mobile advertising in 2013, up from $648 million in 2008.
- The two tables at the top of page 22.
- eMarketer forecasts that US sports advertisers will spend $2.95 billion on advertising in 2012, up from $1.4 billion in 2007.
- Content sports sites such as Yahoo!, ESPN and CBS.com enjoy some of their highest monthly traffic during March when the NCAA championship games

are played. CBS, the network carrying the games, earned $643 million from these games in 2008, up 23.8% from 2007.
- The two tables at the top of page 23.
- In summary, the market opportunity for the Company is a multi-billion dollar market opportunity and the industry is expanding and growing quickly year over year.

8.   We note your statement on page 21 that "hundreds of millions" of fans around the globe follow sports daily, whether via radio, cell phone, television, computer, printed publications, online or in person, as spectators or participants. Please provide support for this statement, or delete it. If you choose to provide support for this statement, please add quantification for your target market, i.e., the number of NCAA sports fans who watch sports online or on mobile devices.

9.   We note your statement on page 21 that sports coverage is one of the most "widely viewed" categories online. Please provide support for this statement, or delete.

10. We note your statement on page 22 that "The Company has chosen to work exclusively with the NCAA content which is very profitable compared to the sporting events." Please provide support for this statement, or delete it.

<p style="text-align:center">*   *   *   *   *</p>

As appropriate, please amend your filing in response to these comments. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

Please address any questions regarding these comments to Evan S. Jacobson at (202) 551-3428, or to me at (202) 551-3457. If you thereafter require further assistance, you may contact Assistant Director Barbara C. Jacobs at (202) 551-3735.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: Via Facsimile (561) 362-9612
      James M. Schneider, Esq.
      Schneider Weinberger & Beilly LLP